RECENT EVENTS


	On May 14, 2002, Hibernia Foods plc announced that it had successfully completed an equity private placement in which it sold 2,135,110 ordinary shares with an issuance price of $4.50 to a limited number of accredited investors. The Company anticipates that an additional 222,222 Ordinary Shares will be issued to several other accredited investors in the current month on the same terms. The total gross proceeds to the Company are expected to amount to $10.6 million.

	The terms of the private placement include provisions whereby the Company will file a Registration Statement with the Securities and Exchange Commission not later than September 30, 2002, covering the subsequent resale of the ordinary shares by the investors.

	The net proceeds of the private placement will be used for working capital purposes.

	This Report, filed under Section 13(a) of the Securities Exchange Act of 1934, is incorporated by reference into the several registration statements of Hibernia Foods plc which are currently effective under the Securities Act of 1933, and is deemed to be included in and a part of the prospectuses included in such registration statements.

	This Report contains forward-looking statements regarding the Companys future performance. These forward-looking statements are based on managements views and assumptions, and involve risks, uncertainties and other important factors, certain of which are beyond the Companys control, that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These include, but are not limited to, sales, earnings and volume growth, competitive conditions, production costs, currency calculations, achieving cost savings and working capital and debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives and other factors described in Risk Factors in the Companys Form 20-F for the fiscal year ended March 31, 2001, as updated from time to time by the Company in its subsequent filings with the Securities and Exchange Commission. The Company specifically disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.



















                                          SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


  								Hibernia Foods PLC
                                          	   (Registrant)


							By: _/s/Colm Delves
                                                  Colm Delves
                                              (Principal Financial
    							   and Accounting Officer
                                                 and Director)


Date:   May 14, 2002